Exhibit 99.2
Dole plc Announces Successful Closing of $1.2 Billion Refinancing of Credit Facilities
DUBLIN – May 1, 2025
Dole plc (NYSE: DOLE) (“Dole” or the “Company”) announced today that it has successfully refinanced its corporate credit facilities. The transaction will extend the maturity of outstanding debt at favorable interest rates.
The new credit facilities consist of a $600 million multicurrency five-year Revolving Credit Facility (“RCF”), a $250 million five-year Term Loan A (“TLA”) and a $350 million seven-year Farm Credit term loan. These new credit facilities replace an existing RCF, TLA and a senior secured Term Loan B. All facilities have been successfully syndicated.
Commenting on the transaction, Dole’s Chief Financial Officer, Jacinta Devine said “This refinancing strengthens the financial position of Dole and provides enhanced financial flexibility to support our growth initiatives. We are grateful for the ongoing support of our lenders and appreciate their partnership and confidence in our operations and long-term strategy.”
Coöperatieve Rabobank U.A., BofA Securities Inc., and Allied Irish Banks plc acted as the Joint Bookrunners and Joint Lead Arrangers for the RCF and TLA syndicated to commercial banks. AgFirst Farm Credit Bank and AgSouth Farm Credit, ACA acted as Joint Bookrunners and Joint Lead Arrangers for the Farm Credit facilities.
About Dole plc:
A global leader in fresh produce, Dole plc grows, markets, and distributes an extensive variety of fresh fruits and vegetables sourced locally and from around the world. Dedicated and passionate in exceeding our customers’ requirements in over 85 countries, our goal is to make the world a healthier and more sustainable place.
Investor Contact:
James O’Regan, Head of Investor Relations, Dole plc
james.oregan@doleplc.com
+353 1 887 2794

Media Contact:
Brian Bell, Ogilvy
brian.bell@ogilvy.com
+353 87 2436 130